Mail Stop 4561

April 28, 2009

Surjeet Singh
Chief Financial Officer
Patni Computer Systems Limited
Akruti Softech Park, MIDC Crossroad No. 21
Andheri (E), Mumbai 400 093, India

> **Re:** **Patni Computer Systems Limited**
> **Form 20-F For The Fiscal Year Ended December 31, 2007**
> **Filed June 26, 2008**
> **File No. 001-32692**

Dear Mr. Singh:

We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant